UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

Item

1	Filing of Law Suit against IBM Israel due to the Failure of ICL's IT Project

Item 1

Filing of Law Suit against IBM Israel due to the Failure of ICL's IT Project

Further to the Company’s immediate report dated September 29, 2016 (Ref. No. 2016-02-057429) and to the Company’s 2017 Annual Report (20-F), regarding ICL's board of Director's decision to discontinue the Harmonization Project, aimed at developing and establishing an updated global ERP system, as well as to the Company's disclosure regarding the mediation proceeding conducted between the Company and the lead supplier in the Project (IBM Israel) for settlement of mutual monetary disputes that arose upon discontinuation of the Project, the Company reports, that following exhaustion of the mediation proceeding, it has filed today a law suit in the Tel Aviv District Court, against IBM Israel, in the amount of $300 million (approx. ILS 1,113,000,000), for compensation of the damages incurred to the Company due to IBM’s failure to meet its undertakings within the Project, which led to the failure of the Project and the write-off of the investment made therein from the Company’s books.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President and Global General Counsel

Date: December 3, 2018